Exhibit 4.51
Dated the 31st day of December 2008
Xinhua Finance Media Limited
and
Pariya Holdings Limited
and
K&L Gates

ESCROW AGREEMENT

www.klgates.com

ESCROW AGREEMENT
THIS AGREEMENT is made the 31st day of December 2008
BETWEEN:
XINHUA FINANCE MEDIA LIMITED, a company incorporated in the Cayman Islands whose registered office is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, Cayman Islands, British West Indies (“XFM”)
AND:
PARIYA HOLDINGS LIMITED, a company incorporated in the British Virgin Islands whose registered office is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Pariya”)
AND:
K&L Gates, a solicitors firm located at 35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong (the “Escrow Agent”)
WHEREAS:
(A)	Pursuant to the agreement (the “Sale and Purchase Agreement”) in respect of sale and purchase of 85% of the issued share capital of Xinhua Finance Media (Convey) Limited (the “Company”) entered into between Pariya and XFM dated 31 December 2008, XFM has agreed to sell 85% of the issued share capital of the Company as of Closing to Pariya.

(B)	Subject to the terms of the Sale and Purchase Agreement and this Agreement, Pariya agrees to place the Escrow Shares (as defined below) and the Escrow Amount (as defined below) with an escrow agent.

(C)	XFM and Pariya have agreed to jointly appoint the Escrow Agent to hold the Escrow Documents and the Escrow Amount issued pursuant to the Sale and Purchase Agreement upon and subject to the terms and conditions of this Agreement.
IT IS HEREBY AGREED:
1.	DEFINITIONS AND INTERPREATION

1.1	In this Agreement, all capitalized words and expressions shall have the same meanings as in the Sale and Purchase Agreement unless otherwise defined herein.

1.2	In this Agreement, the following capitalized words and expressions shall have the meanings set against them below unless the context otherwise requires:

“Business Day”	a day (other than Saturdays and days on which

a tropic cyclone warning No. 8 or above or a rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.) on which banks in Hong Kong are generally open for transactions of normal banking business;

“Escrow Amount”	means all dividends and all cash distributions or other payments arising from redemption, capital reductions or other transactions to which holders of Escrow Shares may be entitled in relation to the Escrow Shares from time to time during the term of this Agreement together with any interest accrued thereon;

“Escrow Documents”	means the documents specified in the Schedule 1 in respect of the Escrow Shares;

“Escrow Shares”	means 30% of the issued share capital of the Company as of Closing registered in the name of Pariya and, thereafter, all stock dividend, additional shares resulting from any share subdivision or other similar transaction in which additional shares in the capital of the Company are distributed or transferred to the holder of the Escrow Shares;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Parties”	means XFM, Pariya and the Escrow Agent and “Party” shall mean any one of them;

“Share Certificates”	means the share certificates issued to Pariya in the denomination of the Escrow Shares; and

“US$” or “US Dollar”	means the lawful currency of the United States of America.
1.2	In this Agreement, including its Recitals, unless otherwise defined or unless the context or subject matter otherwise requires, any reference to parties to this Agreement shall include their respective permitted assignees and successors; any reference to Recitals and Clauses and Schedules is a reference to the recitals and clauses and schedules of this Agreement; any reference to a statutory provision shall include a reference to that provision as amended or re-enacted from time to time; words and phases defined in the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) shall have the same meanings in this Agreement unless they are otherwise defined in this Agreement or unless the context or subject matter otherwise requires; headings are inserted for convenience only and shall be ignored in construing this Agreement; the singular includes the plural and vice versa, words importing gender or the neuter include both genders and the neuter; any reference to this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as it may have been, or may be, amended, varied, novated or supplemented.

2.	APPOINTMENT OF ESCROW AGENT

2.1	Pariya and XFM hereby jointly appoint the Escrow Agent, and the Escrow Agent hereby agrees to act, as escrow agent on the terms and subject to the conditions of this Agreement.

2.2	The Escrow Agent’s fee to provide the service set out in this Agreement shall be US$1.

2.3	XFM shall bear and pay to the Escrow Agent all out-of-pocket expenses incurred in connection with this Agreement.

3.	DEPOSIT AND RELEASE OF THE ESCROW DOCUMENTS AND THE ESCROW AMOUNT

3.1	Immediately upon Closing, Pariya shall deposit or shall procure the Company to deposit, as the case may be, with the Escrow Agent the Escrow Documents.

3.2	Upon receipt of a written notice (in the form as set out in Schedule 2) from XFM and Pariya requesting that the Escrow Documents together with the Escrow Amount (if any) be released to Pariya in such notice, the Escrow Agent shall comply with the instructions contained in such notice without further question or formality of any kind. The Escrow Agent shall not be concerned to enquire the authenticity of the signature set out in such notice.

3.3	XFM hereby irrevocably and unconditionally undertakes to Pariya that it shall instruct the Escrow Agent to:
(a)	release half of the Escrow Shares and, the Escrow Documents and Escrow Amount in relation to such Escrow Shares to Pariya upon receipt by XFM or its solicitors of the 2nd Instalment ;

(b)	release half of the Escrow Shares and the Escrow Documents and Escrow Amount in relation to such Escrow Shares to Pariya upon receipt by XFM or its solicitors of the 3rd Instalment; and

(c)	release the entire Escrow Shares, Escrow Documents and the Escrow Amount to Pariya or its nominee as at closing of the Subsequent Disposal PROVIDED THAT the 2nd Instalment and the 3rd Instalment, if not due, will then become due and payable immediately and the sum of US$20,000,000 shall be paid to XFM or the Escrow Agent from the proceeds from such closing of the Subsequent Disposal, provided that Pariya has paid the 1st Instalment in full in accordance with the Sale and Purchase Agreement. Despite the aforesaid, XFM hereby further undertakes to Pariya that it shall instruct the Escrow Agent to allow the Subsequent Purchaser and/or its advisers to inspect the Escrow Shares, Escrow Documents and the Escrow Amount within reasonable time for due diligence purpose upon request of Pariya so as to facilitate the implementation of the Subsequent Disposal.

3.4	In the event that the Escrow Agent shall fail to receive any written notice from XFM to release the Escrow Documents and the Escrow Amount in accordance with Clause 3.2 within nine (9) months from the date hereof, the Escrow Agent shall as soon as practicable release all Escrow Documents and Escrow Amount (if any) to XFM and notify Pariya of the same before the release takes place without further liability to XFM or Pariya or any other party.

3.5	In the event that the Company undergoes any share splits, consolidations, subdivisions or otherwise undergo other form(s) of capital reorgnization (the “Capital Reorganization”) and the Escrow Agent receives notice of the same from either the Company, XFM or Pariya, the Escrow Agent shall release the Share Certificates to the Company for the reissue of replacement share certificate(s) following such Capital Reorganization and Pariya undertakes that it will procure the Company to issue such new share certificate(s) and transmit the same to the Escrow Agent as soon as practicable to be held in accordance with the terms of this Agreement.

3.6	Any disputes between Pariya and XFM shall be negotiated and settled directly between themselves and the Escrow Agent shall not be required to become involved or decide upon in any such dispute or to receive or forward any correspondence to or on behalf of any other party to this Agreement except as otherwise provided under this Agreement, and the Escrow Agent shall not dispose or, release or otherwise deal with the Escrow Documents and the Escrow Amount save and except in accordance with this Agreement or any order of a court of competent jurisdiction binding upon the Escrow Agent.

3.7	The obligation of the Escrow Agent shall be fully discharged upon release of the Escrow Documents and the Escrow Amount in accordance with Clause 3.2, Clause 3.3 and Clause 3.4 (as the case may be).

3.8	Pariya hereby covenants and undertakes to XFM that it shall not transfer, sell, dispose of or otherwise deal with all or part of the Escrow Shares under escrow pursuant to the terms of this Agreement unless consented to in writing by XFM, which consent shall not be unreasonably withheld

4.	OBLIGATIONS OF THE ESCROW AGENT

XFM and Pariya agree that:
(a)	the Escrow Agent shall not be under any duty to give the Escrow Documents and the Escrow Amount held by it hereunder any greater degree of care than it gives to its own similar property.

(b)	this Agreement expressly sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall not be bound by the provisions of any agreement among the other parties hereto except this Agreement.

(c)	the Escrow Agent shall not be liable, for any loss, liability, claim, action, damages or expense arising out of or in connection with its performance of or failure to perform any of its obligations under this Agreement save for any gross negligence, fault or wilful default on its part.

(d)	XFM and Pariya shall jointly and severally indemnify and hold harmless the Escrow Agent from and against any and all losses, liabilities, claims, actions, damages and expenses, including legal fees and disbursements, arising out of and in connection with this Agreement.

(e)	the Escrow Agent shall not in any way be liable for any failure or delay in carrying out any of its obligations under this Agreement directly or indirectly owing to:
(i)	any causes or circumstances beyond its control including (without limitation) orders of any court of competent jurisdiction or governmental laws, delays, restrictions, revocations or typhoons; or

(ii)	any claims made or action taken in respect of all or any of the interests in the Escrow Documents and the Escrow Amount by any third party; or

(iii)	any instructions received in respect of the Escrow Documents and the Escrow Amount or any of them being ambiguous or erroneous; or

(iv)	any delay caused as a result of the Escrow Agent seeking advice in respect of any matter related to this Agreement.
(f)	the Escrow Agent shall be entitled to rely upon any order, judgement, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity or the service thereof. The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorised to do so.

(h)	the Escrow Agent may act pursuant to the advice of counsels or other professional advisers with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted in accordance with such advice, and may pay such counsel reasonable compensation therefor.

The Escrow Agent has acted as Hong Kong legal counsel to XFM in connection with the Sale and Purchase Agreement and may continue to act in such capacity for XFM from time to time, notwithstanding its duties as Escrow Agent hereunder.

(i)	the Escrow Agent shall not be under any obligation to take any action under this Agreement which may involve it in any expense or expose it to any liability, the payment of which expense or an indemnity in respect of which liability, is not in the opinion of the Escrow Agent assured to it.

(j)	the Escrow Agent shall not be liable in any respect on account of the identity, authorities or rights of the parties executing or delivering or purporting to execute or deliver any documents or papers deposited or called for hereunder.

(k)	if the Escrow Agent reasonably requires other or further instruments in connection with these instructions or obligations in respect hereto, the necessary Parties shall join in furnishing such instruments.

(l)	should any dispute arise with respect to the delivery and/or ownership or right of possession of the Escrow Documents held by the Escrow Agent hereunder, the Escrow Agent is authorised and directed to retain the Escrow Documents and the Escrow Amount until the Escrow Agent shall have received any joint written instructions executed by XFM and Pariya directing the Escrow Agent how to act in connection therewith.

(m)	by signing this Agreement, the Escrow Agent becomes a party hereto only for the purpose of this Agreement; the Escrow Agent does not become a party to the Sale and Purchase Agreement and/or other relevant documents.

(n)	the right to vote the Escrow Shares shall be exercised by or as directed by the Pariya, and the Escrow Agent shall have no rights or responsibilities with respect to voting the Escrow Shares nor any ownership interest therein.

(o)	the Escrow Agent shall not be responsible for any taxes imposed upon or asserted against the Escrow Shares or the Escrow Amount and such taxes, if any, shall be the responsibility of and shall be paid by the Pariya.
5.	TERMINATION

5.1	This Escrow Agreement shall terminate on the earliest of the following, whereupon this Agreement shall terminate and the Escrow Agent shall have no further obligation or liability to Pariya or XFM:
(a)	release or delivery of all Escrow Documents and the Escrow Amount by the Escrow Agent in accordance with Clause 3; or

(b)	resignation by the Escrow Agent with 30 days’ prior written notice to XFM and Pariya; or

(c)	on the date falling one (1) year after the date hereof.
5.2	In the event that the Escrow Agent resigned pursuant to Clause 5.1(b), XFM and Pariya shall appoint a successor escrow agent for the purpose of this Agreement.

6.	MISCELLANEOUS

6.1	This Agreement shall be binding upon and enure solely to the benefit of the Parties and their respective successors and assigns, heirs, administrators and representatives. No Party may assign any of its rights or obligations under this Agreement without the written consent of the other parties.

6.2	This Agreement may only be modified by a written document signed by all of the Parties, and no waiver hereunder shall be effective unless in writing signed by the party giving the waiver.

6.3	This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

7.	ANNOUNCEMENTS AND CONFIDENTIALITY

No announcement or information concerning the subject matter of this Agreement or any ancillary matter shall be made or released to the public or to the press (English or Chinese) by any of the Parties without the prior written consent of the other Parties provided that nothing shall restrict the making of any statement or disclosure that may be required by law, any applicable statutory or regulatory rules.

8.	NOTICES

8.1	Any notice or other communication given or made under or in connection with the matters contemplated by this Agreement shall be in writing.

8.2	Any such notice or other communication shall be addressed as provided in Clause 8.3 and, if so addressed, shall be deemed to have been duly given or made as follows:
(a)	if sent by personal delivery, upon delivery at the address of the relevant Party;

(b)	if sent by post, five Business Days after the date of posting;

(c)	if sent by facsimile, when dispatched.
8.3	For the purpose of delivery of notices under this Agreement, the address and facsimile number of the Parties are:

XFM:

Address :	3905-09, 1 Grand Gateway, 1 Hongqiao Lu, Shanghai, 200030, China

Facsimile No. :	86-21-6448-0585

With a copy to :	Address:	Suite 2103-2104 Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong

	Facsimile No.:	852-2541-8266

	To the attention of:	Mr. John McLean, General Counsel

Pariya:
Address :	Room 402-404, 4th Floor, Allied Kajima Building, 138 Gloucester Road, Hong Kong

Facsimile No. :	852-2511-2872

The Escrow Agent:
Address :	35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

Facsimile No. :	852-2511-9515
8.4	A Party may notify the others of a change to its name, relevant addressee, address or facsimile number for the purposes of Clause 8.3, PROVIDED THAT such notification shall only be effective on:
(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.
9.	INDEMNIFICATION

XFM and Pariya jointly and severally agree to indemnify and hold harmless the Escrow Agent from any and all claims, liabilities, costs or expenses in any way arising from or relating to the duties or performance of the Escrow Agent hereunder other than any such claim, liability, cost or expense to the extent the same shall have been determined by final, unappealable judgment of a court of competent jurisdiction to have resulted from fraud, gross negligence or wilful misconduct of the Escrow Agent. Any amount so payable to the Escrow Agent shall be paid promptly by XFM and Pariya upon presentation of receipts, invoices or other documents evidencing payment of such amounts as may be reasonably required by XFM and Pariya.

10.	GENERAL PROVISIONS

10.1	Each Party agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as may be necessary or reasonably desirable to implement and/or give effect to this Agreement and the transactions contemplated by it.

10.2	This Agreement (together with any document described in or expressed to be entered into in connection with this Agreement) constitutes the entire agreement between the Parties in relation to the transaction(s) referred to it or in them and supersedes any previous agreement between the Parties in relation to such transaction(s). It is agreed that:
(a)	no Party has entered into this Agreement in reliance upon any representation, warranty or undertaking of any other Party which is not expressly set out or referred to in this Agreement; and

(b)	except for any breach of an express representation or warranty under this Agreement, no Party shall have any claim or remedy under this Agreement in respect of misrepresentation or untrue statement made by any other Party, whether negligent or otherwise, and whether made prior to or after this Agreement, PROVIDED THAT this Clause shall not exclude liability for fraudulent misrepresentation.
10.3	Any right, power or remedy expressly conferred upon any Party under this Agreement shall be in addition to, not exclusive of, and without prejudice to all rights, powers and remedies which would, in the absence of express provision, be available to it; and may be exercised as often as such Party considers appropriate.

10.4	No failure, relaxation, forbearance, indulgence or delay of any Party in exercising any right or remedy provided by law or under this Agreement shall affect the ability of that Party subsequently to exercise such right or remedy or to pursue any other rights or remedies, nor shall such failure, relaxation, forbearance, indulgence or delay constitute a waiver or variation of that or any other right or remedy. No single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

10.5	The Parties intend that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws applied in each jurisdiction in which enforcement is sought. If any particular provision or part of this Agreement shall be held to be invalid or unenforceable, then such provision shall (so far as invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. The Parties shall use all reasonable endeavours to replace the invalid or unenforceable provisions by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

10.6	No variation of any of the terms of this Agreement (or of any document described in or expressed to be entered into in connection with this Agreement) shall be effective unless such variation is made in writing and signed by or on behalf of each of the Parties. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

10.7	This Agreement shall be binding upon, and enure to the benefit of, the Parties and their respective successors and permitted assigns. No Party shall take any steps to assign, transfer, charge or otherwise deal with all or any of its rights and/or obligations under or pursuant to this Agreement without the prior written consent of the other Party. In the absence of the prior written consent of the Parties, this Agreement shall not be capable of assignment.

10.8	This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same agreement. Any Party may enter into this Agreement by executing any such counterpart.

10.9	The Parties are independent principals and no Party shall hold itself out as the agent or partner of another, and no Party shall have any authority to bind or incur any liability on behalf of any other Party.

10.10	Time shall be of the essence of this Agreement.

11.	GOVERNING LAW AND JURISDICTION

11.1	This Agreement (together with all documents referred to in it) shall be governed by and construed and take effect in accordance with the laws of Hong Kong (which each of the Parties considers to be suitable to govern the international commercial transactions contemplated by this Agreement).

11.2	With respect to any question, dispute, suit, action or proceedings arising out of or in connection with this Agreement (the “Proceedings”), each Party irrevocably:
(a)	submits to the non-exclusive jurisdiction of the courts of Hong Kong; and

(b)	waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such Party.
11.3	Nothing in this Agreement precludes either Party from bringing Proceedings in any other jurisdiction nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

11.4	Each Party named in the first column below irrevocably appoints the Hong Kong person set opposite its name in the second column to receive, for it and on its behalf, service of process in any Proceedings:

Party	Process Agent	Address for Service of Process

Pariya	D. S. Cheung & Co.	Rooms 1910-1913, Hutchison House, 10 Harcourt Road, Central, Hong Kong

XFM	K&L Gates	35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
11.5	The Parties agree that any such legal process shall be sufficiently served on it if delivered to its process agent at its address specified in this Clause or at the process agent’s registered office or address for the time being in Hong Kong. If for any reason any of the Parties’ process agent is unable to act as such, that Party shall promptly notify the other Party or Parties forthwith and appoint a substitute process agent acceptable to the other Party or Parties. Without affecting the right of any Party to serve process in any other way permitted by law, the Parties irrevocably consent to service of process given in the manner provided for notices in Clause 8.

11.6	To the extent that, in the courts of any jurisdiction or arbitration proceedings, any Party may claim for itself or its revenues or assets (irrespective of their use or intended use) immunity on the grounds of sovereignty or other similar grounds from suit, jurisdiction of any court or arbitration proceedings, relief by way of injunction, order for specific performance or for recovery of property, attachment (whether in aid of execution, before judgment or otherwise), execution or enforcement of any judgment/arbitration award or other legal process to which it or its revenues or assets might otherwise be entitled in any Proceedings (whether or not claimed), and to the extent that in any such jurisdiction there may be attributed to itself or its revenues or assets such immunity, that Party irrevocably agrees not to claim such immunity and irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

IN WITNESS whereof this Agreement has been executed by the parties hereto and is intended to be and is hereby delivered on the day and year first above written.

SIGNED by	)
for and on behalf of XINHUA FINANCE MEDIA LIMITED in the presence of:	) ) ) )	/s/ Fredy Bush Chief Executive Officer

SIGNED by Wong Siu Wa for and on behalf of PARIYA HOLDINGS LIMITED in the presence of:	) ) ) ) )	/s/ Wong Siu Wa

SIGNED by Ng Clifford Sau Man for and on behalf of K&L GATES in the presence of:	) ) ) ) )	/s/ Ng Clifford Sau Man

SCHEDULE 1

Number of originals
Escrow Documents	delivered to Escrow Agent

Share Certificates #6 & #7	Two

Instrument of transfer in respect of the Escrow Shares executed by Pariya in blank	Two

Directors’ resolution of the Company approving the transfers of the Escrow Shares	Two

SCHEDULE 2
Form of notice
Date:

To:	K&L Gates 35th Floor, Two International Finance Centre 8 Finance Street Central Hong Kong

Attn: Mr. Clifford Ng / Ms. Krista Sze / Ms. Elsa Mak

(Fax: (852) 2511-9515)
Dear Sir/Madam
Escrow Agreement in relation to [15%/30%] of the issued share capital of of Xinhua Finance Media (Convey) Limited (the “Company”)
We refer to the escrow agreement (the “Escrow Agreement”) dated ___ December 2008 executed by Xinhua Finance Media Limited, Pariya Holdings Limited and K&L Gates. Capitalized terms used in this letter shall have the same meaning as those used in the Escrow Agreement unless otherwise defined.
We hereby give you notice to release the Escrow Documents together with the Escrow Amount (if any) in respect of [15%/30%] of the issued share capital of Company within three (3) Business Days from the date of this notice to Pariya Holdings Limited at [Room 402-404, 4th Floor, Allied Kajima Building, 138 Gloucester Road, Hong Kong], the account number of which for the purpose of transferring the Escrow Amount (if any) shall be: [name of bank and account number]
For and on behalf of
Xinhua Finance Media Limited
________________________
Authorised signatory
For and on behalf of
Pariya Holdings Limited
________________________
Authorised signatory